UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Live Oak Bancshares, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53803X150
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
?  Rule 13d-1(b)
?  Rule 13d-1(c)
x  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


CUSIP No. 53803X105	13G

Maurice J. Koury


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

1,952,560


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

1,952,560


8.

SHARED DISPOSITIVE POWER

0



9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,952,560


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    x


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%


12.

TYPE OF REPORTING PERSON (see instructions)

IN




(1) The aggregate number of shares includes 1,950,560 shares held in the reporting person's own name and 2,000 shares held by Ann Koury.
(2) Percentage calculated based on 29,443,970 shares of Class A outstanding common stock and 4,723,530 shares of Class B common stock of Live Oak Bancshares, Inc. as of September 30, 2015 as reported on the 10Q filed by Live Oak Bancshares, Inc. with the Securities and Exchange Commission on November 13, 2015.




Item 1.

(a)
Name of Issuer
Live Oak Bancshares, Inc.


(b)
Address of Issuer's Principal Executive Offices
1741 Tiburon Dr.
Wilmington, NC 28403


Item 2.

(a)
Name of Person Filing
Maurice J. Koury


(b)
Address of the Principal Office or, if none, residence
PO Drawer 850
Burlington, NC 27216


(c)
Citizenship
United States of America


(d)
Title of Class of Securities
Common Stock


(e)
CUSIP Number
53803X105


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).



(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)
?
A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);



(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



(a)

Amount beneficially owned:  1,952,560



(b)

Percent of class:  5.7%



(c)

Number of shares as to which the person has:



(i)
Sole power to vote or to direct the vote  1,952,560



(ii)
Shared power to vote or to direct the vote  0




(iii)
Sole power to dispose or to direct the disposition of  1,952,560




(iv)
Shared power to dispose or to direct the disposition of  0



Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
Instruction. Dissolution of a group requires a response to this item.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
Not Applicable.
Item 9.  Notice of Dissolution of Group.
Not Applicable.




Item 10.  Certification.


(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



(b)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2015
Date

/s/ Maurice J. Koury
Signature

Maurice J. Koury
Name/Title